2003 ANNUAL REPORT TO SHAREHOLDERS
THE COMPANY

Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, we own and operate a modern fleet of eight mobile offshore drilling units as well as manage the operations of two operator-owned platform drilling units in Northwest Australia. We also own a semisubmersible hull, named the SEASCOUT, which we plan to convert to a tender assist vessel once an acceptable contract opportunity is secured. Since 1996, we have expended approximately $460 million in upgrading seven mobile offshore drilling units and constructing an ultra-premium jack-up unit. We support our operations from headquarters in Houston and affiliated offices currently located in Australia, Malaysia, Egypt, Indonesia, India, Angola and the United Kingdom.

FINANCIAL HIGHLIGHTS

	2003	2002
	(In thousands)	
FOR THE YEAR ENDED SEPTEMBER 30:		
CONTRACT REVENUES	**$144,765**	$149,157
NET INCOME (LOSS)	**(12,802)**	28,285
CAPITAL EXPENDITURES	**101,819**	89,416
AT SEPTEMBER 30:		
NET PROPERTY AND EQUIPMENT	**$443,102**	$368,397
TOTAL ASSETS	**522,674**	445,238
TOTAL SHAREHOLDERS' EQUITY	**263,467**	276,133

CONTRACT REVENUES
($ MILLIONS)



160
140
120
100
80
60
40
20
0
1999 2000 2001 2002 2003

CAPITAL EXPENDITURES
($ MILLIONS)



110
100
90
80
70
60
50
40
30
20
10
0
1999 2000 2001 2002 2003

OPERATING INCOME
($ MILLIONS)



64
56
48
40
32
24
16
8
0
1999 2000 2001 2002 2003

NET INCOME (LOSS)
($ MILLIONS)



30
25
20
15
10
5
0
-5
-10
-15
1999 2000 2001 2002 2003

PRESIDENT'S MESSAGE

TO OUR SHAREHOLDERS AND EMPLOYEES:

While the Company incurred its first net operating loss in ten years during fiscal year 2003, the past year has been positive in many respects in building and positioning the Company for the future. The Company's $460 million capital program which commenced in 1997 to undertake major upgrades of our seven active mobile offshore drilling units ("MODU's") has been completed, and construction of a newbuild ultra-premium jack-up was completed during the year within budget. All eight of our active MODU's currently have work commitments. Our safety, health, environment and security performance has continued at high standards during fiscal year 2003 and was recognized with major awards from two key clients. We also refinanced and increased our borrowing capacity under our credit facilities from $175 million to $250 million on attractive terms earlier in the year.

The major upgrade of the 5,000 ft. water-depth semisubmersible, ATWOOD EAGLE, and construction of the new 400 ft. ultra-premium jack-up, ATWOOD BEACON, were each completed within budget and on time. The ATWOOD EAGLE commenced work in early March and has performed well in successfully completing contracts with two clients in over eight months of initial service. The ATWOOD BEACON has been operating since early August and has also performed well. The Company now has a diversified fleet of eight active MODU's, leveraged to international markets, and is positioned to take advantage of the upside from future market improvements. We are optimistic about longer-term opportunities and believe there are better times ahead.

The Company's strategy continues to focus on providing premium equipment and safe, quality services to our clients based on long-standing relationships. The capability of our fleet, significantly improved through upgrade of seven units and new construction of one unit, is targeted at meeting our clients' future needs. We believe that the improved capability and competitiveness of our fleet will support higher utilization and attractive financial returns over the longer term.

During fiscal year 2004, we will be striving to build contract backlog and to achieve high utilization of our eight active MODU's. The ATWOOD HUNTER was recently committed on a term contract in Egypt that should keep it busy into 2005. The ATWOOD SOUTHERN CROSS has been mobilized from Egypt to India and commenced work in early December 2003 on a one-well plus options program. The mobilization was fully funded by the client, and the rig now has improved opportunities. The ATWOOD EAGLE successfully completed its two contracts in Angola in late November 2003. Plans are now underway to mobilize the ATWOOD EAGLE to Australia commencing in January 2004. The ATWOOD EAGLE mobilization will also be fully funded by clients. The ATWOOD FALCON will undergo periodic class inspections before mobilizing to Japan in early 2004. Current commitments should keep the ATWOOD FALCON busy into the fourth quarter of fiscal year 2004. The SEAHAWK commenced a year extension to its present contract in Malaysia in December 2003. The ATWOOD BEACON, VICKSBURG and RICHMOND all have current commitments and future opportunities actively under consideration that should keep these drilling units highly utilized during fiscal year 2004.

Our short-term goals are to strive for full utilization of our fleet, keep the Company strong in all respects, return to profitability, and position the Company well to benefit from longer-term market improvements and opportunities. We will continue to work hard during fiscal year 2004 to deserve the confidence and support of our shareholders. We thank our employees for another year of achievements through their combined talents and hard work, and our other stakeholders on whom we depend in many different ways.

JOHN R. IRWIN


Great Yarmouth
Corporate Headquarters
Luanda
Legend
Rig


Kashiwazki
Cairo
Chennai
Kuala Lumpur
Singapore
Jakarta
Perth
Melbourne


ATWOOD EAGLE

ATWOOD EAGLE

THE ATWOOD EAGLE HAS SUCCESSFULLY COMPLETED CONTRACTS WITH TWO CLIENTS IN ANGOLA SINCE THE COMPLETION OF ITS UPGRADE IN NOVEMBER 2002. THE RIG IS EXPECTED TO BE MOBILIZED TO AUSTRALIA IN JANUARY 2004.



ATWOOD HUNTER

THE ATWOOD HUNTER, WHICH HAS WORKED FOR SEVERAL CUSTOMERS IN THE MEDITERRANEAN SEA SINCE THE COMPLETION OF ITS UPGRADE IN NOVEMBER 2001, IS COMMITTED ON A TERM CONTRACT OFFSHORE EGYPT THAT SHOULD KEEP IT BUSY INTO 2005.



ATWOOD BEACON

THE ATWOOD BEACON, OUR NEWBUILD ULTRA-PREMIUM JACK-UP, HAS BEEN PERFORMING WELL SINCE IT COMMENCED ITS INITIAL OPERATION OFFSHORE MALAYSIA IN EARLY AUGUST 2003.

Atwood Oceanics, Inc. and Subsidiaries

FIVE-YEAR FINANCIAL REVIEW

(In thousands, except per share amounts, fleet data and ratios)	At or For the Years Ended September 30,				
	2003	2002	2001	2000	1999
STATEMENTS OF OPERATIONS DATA:					
Contract revenues	**$144,765**	$149,157	$147,541	$135,973	$152,850
Contract drilling costs	**(98,500)**	(75,088)	(70,014)	(60,709)	(73,196)
General and administrative expenses	**(14,015)**	(10,080)	(9,250)	(8,449)	(7,519)
Depreciation	**(25,758)**	(23,882)	(25,579)	(29,624)	(23,904)
OPERATING INCOME	**6,492**	40,107	42,698	37,191	48,231
Other expense	**(4,856)**	(1,330)	(1,577)	(1,293)	(1,724)
Tax provision	**(14,438)**	(10,492)	(13,775)	(12,750)	(18,787)
NET INCOME (LOSS)	**$ (12,802)**	$ 28,285	$ 27,346	$ 23,148	$ 27,720
PER SHARE DATA:					
Earnings (loss) per common share:					
Basic	**$ (.92)**	$ 2.04	$ 1.98	$ 1.68	$ 2.03
Diluted	**(.92)**	2.02	1.96	1.66	2.01
Average common shares outstanding:					
Basic	**13,846**	13,839	13,828	13,763	13,649
Diluted	**13,846**	13,994	13,978	13,916	13,791
FLEET DATA:					
Number of rigs owned or managed, at end of period	**11**	10	11	11	11
Utilization rate for in-service rigs (excludes managed rigs and contractual downtime for rigs upgraded)	**92%**	86%	80%	71%	77%
BALANCE SHEET DATA:					
Cash and securities held for investment	**$ 21,551**	$ 27,655	$ 12,621	$ 42,661	$ 43,041
Working capital	**26,063**	43,735	25,057	47,433	31,519
Net property and equipment	**443,102**	368,397	306,254	224,107	218,914
Total assets	**522,674**	445,238	353,878	313,251	293,604
Total long-term debt	**205,000**	115,000	60,000	46,000	54,000
Shareholders' equity(1)	**263,467**	276,133	247,636	218,205	192,229
Ratio of current assets to current liabilities	**1.52**	2.44	2.21	3.71	2.66

Notes —

(1) We have never paid any cash dividends on our common stock.

OFFSHORE DRILLING OPERATIONS

Rig Name	Year Built (Upgraded)	Maximum Water Depth	Percentage of 2003 Contract Revenues	Location	Customer	Contract Status at December 29, 2003
SEMISUBMERSIBLES —						
ATWOOD FALCON	1983(1998)	3,700 Ft.	22%	Malaysia preparing to be mobilized to Japan	Japan Energy Development Co. Ltd. ("JED")	The rig is preparing to be mobilized to Japan to commence its two-well drilling program for JED. The rig should arrive in Japan around mid-January 2004, with the drilling program estimated to take around 100 to 120 days to complete. Immediately upon completing the JED contract, the rig will be moved to China to drill one well for Husky Oil China Ltd.
ATWOOD HUNTER	1981(1997/ 2001)	5,000 Ft.	12%	Tunisia	MP Zarat	The rig is drilling a one-well program for MP Zarat which should be completed by late December 2003 or early January 2004. Immediately upon completing the MP Zarat contract, the rig will be moved to Egypt to commence a drilling program for Burullus Gas Co. which includes ten firm wells plus options to drill six additional wells. The drilling of the ten firm wells are expected to take around 400 days to complete, and, if all the option wells are drilled, the contract could extend for around 550 days.
ATWOOD EAGLE	1982(2000/ 2002)	5,000 Ft.	14%	Angola preparing to mobilize in January 2004 to Australia	BHP Billiton Petroleum Pty. Ltd. ("BHP") and Apache Energy Limited ("Apache")	The rig is currently idle offshore Angola preparing to be mobilized in January 2004 to Australia. We have commitments from BHP and Apache to drill three firm wells plus options to drill an additional four wells. Drilling of the three firm wells is expected to take three to four months to complete. In accordance with these commitments, we have entered into a contract with a towing company to transport the rig from Angola to Australia which is estimated to take approximately 30 days, with the tow scheduled to commence around mid-January 2004. Drilling contracts with BHP and Apache should be formalized by late December 2003 or early January 2004.
ATWOOD SOUTHERN CROSS	1976(1997)	2,000 Ft.	10%	India	Cairn Energy India Pty. Limited ("Cairn")	The rig is currently drilling a firm one-well plus an option of one or two well program for Cairn. The one firm well is expected to take 60 days to complete, and, if the two options are exercised, an additional 70 days could be added to the drilling program. Contract opportunities for additional work in Southeast Asia are being pursued.
CANTILEVER JACK-UPS —						
ATWOOD BEACON	2003 (delivered in July 2003)	400 Ft.	2%	Malaysia	Petronas Carigali Sdn. Bhd. ("Petronas")	In early August 2003, the rig commenced working under a contract with Murphy Sarawak Oil Company, Ltd. ("Murphy") which provided for the drilling of three firm wells plus options to drill five additional wells off the coast of Malaysia. Murphy exercised its option to extend the contract for the additional five wells and then assigned four of the option wells to Petronas. Petronas has awarded the rig four more firm wells for a current total of eight wells to be drilled. Petronas is presently drilling its first well. It should take until April/May 2004 to complete the drilling of the eight wells. Contract opportunities for additional work following completion of the Petronas contract are being pursued in Malaysia as well as other areas outside of Malaysia.

Rig Name	Year Built (Upgraded)	Maximum Water Depth	Percentage of 2003 Contract Revenues	Location	Customer	Contract Status at December 29, 2003
VICKSBURG	1976(1998)	300 Ft.	17%	Malaysia	ExxonMobil Exploration & Production Malaysia Inc. ("EMEPMI")	In October 2002, the rig commenced a two-year drilling program (with an option by EMEPMI for one additional year), with EMEPMI having the right to terminate the drilling program after one year with at least 120 days notice period.
SUBMERSIBLE —						
RICHMOND	1982(2000/ 2002)	70 Ft.	6%	United States Gulf of Mexico	Union Oil Company of California ("Unocal")	In September 2003, the rig commenced a two-well plus one option well contract for UNOCAL. UNOCAL has exercised the option well and, in addition, has awarded the rig two more firm wells; thus, providing for a total of five wells to be drilled under the contract. It should take until around February 2004 to complete the drilling of the five wells.
SEMISUBMERSIBLE TENDER ASSIST UNITS —						
SEAHAWK	1974(1992/1999)	N/A.	16%	Malaysia	EMEPMI	The rig's current contract terminates in December 2004 with an option for the Operator to extend. EMEPMI has the right to terminate the contract after the completion of the first six months of the extension period (which commences in December 2003) with 120 days written notice.
SEASCOUT	1974	N/A	0%	United States Gulf of Mexico		The SEASCOUT was purchased in December 2000 for future conversion to a tender-assist unit, similar to the SEAHAWK, once an acceptable contract opportunity is secured. The rig is currently coldstacked.
MODULAR PLATFORMS —						
				MANAGEMENT CONTRACT		
GOODWYN 'A' and NORTH RANKIN 'A'	N/A	N/A	1%	Australia	Woodside Energy Ltd.	There is currently an indefinite planned break in drilling activity for the two client-owned rigs we manage. We are involved in maintenance of the two rigs for future drilling programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report to Shareholders and the related Form 10-K for the fiscal year ended September 30, 2003 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We and our representatives may from time to time make written or verbal forward-looking statements, including statements contained in this report and our other filings with the Securities and Exchange Commission and in our reports to shareholders. Generally, the words "believe", "expect", "intend", "estimate", "anticipate", "plan", and similar expressions identify forward-looking statements. All statements other than statements of historical facts included in this report and the related Form 10-K regarding our financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performances. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report to Shareholders and related Form 10-K. These risks include, but are not limited to:

- our dependence on the oil and gas industry;
- our ability to secure adequate financing;
- competition;
- operations risks;
- risks involved in foreign operations;
- risks associated with possible disruptions in operations due to terrorism;
- governmental regulation; and
- environmental matters.

These risk factors are disclosed in various places throughout this report and the related Form 10-K. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these risk factors.

OUTLOOK

Even though we incurred our first loss in ten years, fiscal year 2003 was a year marked with some significant accomplishments. Our upgrade program, commenced in fiscal year 1997, was concluded with the completion of the upgrade of the ATWOOD EAGLE in November 2002. Collectively, we have expended approximately $340 million in upgrading seven active offshore mobile drilling units since 1997. In August 2003, an eighth drilling unit, the ATWOOD BEACON, an ultra-premium jack-up drilling vessel, commenced its initial drilling contract following completion of its construction and commissioning. This drilling unit was constructed on time and at a cost of approximately $120 million, compared to budgeted costs of $125 million. Thus, our current worldwide operations revolve around eight active premium offshore mobile drilling units located in five areas of the world — the United States, Southeast Asia, the Mediterranean Sea, Africa and Australia.

Current worldwide utilization of offshore drilling units is less than 80%. However, our utilization for fiscal year 2003 was 92% as our primary focus is to maintain utilization of our active drilling units at available market dayrates, as compared to seeking the most lucrative contracts with increased risk of idle time. The continuous disconnect between relatively high commodity prices and soft market conditions (especially for semisubmersibles) reflects increased conservatism by exploration and production companies due to a number of factors including weak capital markets, increased focus on reducing debt, and a host of geopolitical uncertainties (for example, those in Iraq, Venezuela and Nigeria) which have curtailed drilling. The weakest sector of the drilling market is semisubmersibles, with a current worldwide utilization level of less than 70%. We expect that the market outlook for semisubmersibles will continue to be challenging for most, if not all, of fiscal year 2004, with the level of dayrates for mid and deep water work continuing to be relatively low. In recent months, the demand for jack-up drilling units has improved mainly as a result of increased demand in the Gulf of Mexico, Asia Pacific and Mexico, with a current worldwide utilization level of around 85%. We anticipate that utilization for our two jack-up units will be at or above 90% during fiscal year 2004.

Of our current eight active drilling units, only the VICKSBURG, SEAHAWK and ATWOOD HUNTER have contract terms that could extend beyond fiscal year 2004. Besides these three drilling units, we anticipate that utilization for the ATWOOD BEACON, ATWOOD FALCON and RICHMOND will also be at or above 90% for fiscal year 2004. Currently, the ATWOOD EAGLE is idle offshore Angola and is expected to be mobilized to Australia in January 2004 for its next contract opportunity. The ATWOOD SOUTHERN CROSS, after incurring some idle time at the beginning of the first quarter of fiscal year 2004, has just commenced a short-term contract commitment in India. Despite the current challenging market conditions, we anticipate that our operating results for fiscal year 2004 will improve over results from fiscal year 2003. With our upgraded, premium equipment, we believe that we are well positioned to take advantage of improving market conditions and remain optimistic about the longer-term outlook and fundamentals of the offshore drilling market.

RESULTS OF OPERATIONS

Fiscal Year 2003 Versus Fiscal Year 2002

Contract revenues for the current fiscal year decreased 3% compared to prior year. A comparative analysis of contract revenues by rig for fiscal years 2003 and 2002 is as follows:

	CONTRACT REVENUES (In millions)		
	Fiscal 2003	Fiscal 2002	Variance
ATWOOD EAGLE	**$ 19.8**	$ 15.2	$ 4.6
ATWOOD BEACON	**3.0**	—	3.0
VICKSBURG	**25.0**	22.5	2.5
RICHMOND	**8.3**	7.1	1.2
SEAHAWK	**22.8**	22.3	0.5
GOODWYN 'A'/NORTH RANKIN 'A'	**1.8**	1.9	(0.1)
ATWOOD FALCON	**32.4**	33.5	(1.1)
ATWOOD SOUTHERN CROSS	**14.5**	19.3	(4.8)
ATWOOD HUNTER	**17.2**	27.4	(10.2)
	$144.8	$149.2	$ (4.4)

While utilization was consistent with prior year, the average dayrate for ATWOOD EAGLE during fiscal year 2003 was approximately $85,000 compared to $75,000 in the prior year. The current fiscal year also includes $2.7 million of mobilization revenue for the rig's relocation to West Africa. The ATWOOD BEACON commenced operations in August 2003 while being under construction all of the prior fiscal year. The current fiscal year revenue for the VICKSBURG includes $2.0 million of client reimbursements for capital upgrades, as utilization and average dayrates were consistent with prior year. The increase in revenue for the RICHMOND is primarily due to the rig being 100% utilized in fiscal year 2003 compared to having 78 days of idle time in fiscal year 2002. The decrease in revenue for the ATWOOD FALCON is due to its mobilization to Australia and back to Malaysia during the current fiscal year compared to working at full operating dayrates for all of the prior fiscal year. Due to the softness of the

Mediterranean market, utilization for the ATWOOD SOUTHERN CROSS decreased from approximately 85% in fiscal year 2002 to 70% in the current fiscal year. Average dayrates for the ATWOOD HUNTER decreased from approximately $90,000 to $55,000 for the same periods.

Contract drilling costs for the current fiscal year increased 31% as compared to the prior year. A comparative analysis of contract drilling costs by rig for fiscal year 2003 and 2002 is as follows:

	CONTRACT DRILLING COSTS (In millions)		
	Fiscal 2003	Fiscal 2002	Variance
ATWOOD EAGLE	**$19.4**	$ 9.0	$10.4
ATWOOD FALCON	**18.7**	10.2	8.5
ATWOOD SOUTHERN CROSS	**14.3**	11.1	3.2
ATWOOD BEACON	**1.4**	—	1.4
SEAHAWK	**9.7**	9.2	0.5
GOODWYN 'A'/NORTH RANKIN 'A'	**2.0**	2.1	(0.1)
VICKSBURG	**9.3**	9.5	(0.2)
ATWOOD HUNTER	**12.9**	13.4	(0.5)
RICHMOND	**8.2**	9.3	(1.1)
OTHER	**2.6**	1.3	1.3
	$98.5	$75.1	$23.4

Contract drilling costs for the ATWOOD EAGLE include $8.2 million of mobilization expenses incurred during the rig's relocation to West Africa. In addition, daily operating costs for the ATWOOD EAGLE have increased as operating costs in West Africa are approximately 50% higher than in the Mediterranean, the rig's previous location. During fiscal year 2003, the ATWOOD FALCON worked seven months in Australia, where operating costs are higher than Southeast Asia, its primary operating location for all of the prior fiscal year, by approximately $25,000 per day due to increased personnel-related costs. We also incurred approximately $2.0 million in mobilization costs re-locating the ATWOOD FALCON to and from Australia. The increase in costs for the ATWOOD SOUTHERN CROSS resulted from the amortization of the planned maintenance and upgrade costs to meet Italian operating standards, as well as higher costs of operating in Italy for travel, shorebase operations and rentals. The ATWOOD BEACON commenced operations in August 2003 while being under construction all of the prior fiscal year. The decrease in costs for the RICHMOND for fiscal year 2003 is due to the shipyard repairs incurred during the prior fiscal year.

Depreciation expense for the current fiscal year increased 8% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal year 2003 and 2002 is as follows:

	DEPRECIATION EXPENSE (In millions)		
	Fiscal 2003	Fiscal 2002	Variance
ATWOOD HUNTER	**$ 5.4**	$ 4.2	$ 1.2
ATWOOD EAGLE	**3.1**	2.2	0.9
ATWOOD BEACON	**0.7**	—	0.7
RICHMOND	**1.9**	1.6	0.3
VICKSBURG	**2.5**	2.3	0.2
ATWOOD SOUTHERN CROSS	**4.0**	3.9	0.1
ATWOOD FALCON	**2.6**	2.7	(0.1)
SEAHAWK	**4.7**	4.8	(0.1)
OTHER	**0.9**	2.2	(1.3)
	$25.8	$23.9	$ 1.9

During the period when a rig is out of service for a significant upgrade, no depreciation expense is recognized. The increased depreciation on the ATWOOD HUNTER in fiscal year 2003 is due to a full year of depreciation expense compared to only three quarters in the prior fiscal year as the rig was completing its upgrade and relocation to the Mediterranean during the first quarter of fiscal year 2002. The increase for the ATWOOD EAGLE is due to an increase in the rig's depreciable basis resulting from the completion of its $90 million upgrade during the current fiscal year. The ATWOOD BEACON commenced operations in August 2003 while being under construction all of prior fiscal year.

The depreciable basis of the RICHMOND increased by approximately $1 million during the current fiscal year which will be depreciated over the rig's remaining useful life of 2 years. Other depreciation expense decreased due to the fact that RIG-200 (sold in May 2003) was fully depreciated to its salvage value in fiscal year 2002 and thus had no depreciation expense for fiscal year 2003.

General and administrative expenses increased 39% in fiscal year 2003 primarily due to higher professional fees related to our worldwide restructuring initiative. The $3.4 million increase in net interest expense is due to an increase in the average amount of debt outstanding, a $1.2 million write off of deferred financing costs related to the prior credit facility, and due to a $1.9 million decrease in capitalized interest as compared to prior fiscal year as a result of the completion of the upgrade program and construction of the ATWOOD BEACON during fiscal year 2003.

Virtually all of our current tax provision for fiscal year 2003 relates to taxes in foreign jurisdictions. Due to the operating loss in the United States, in addition to operating losses in certain nontaxable foreign jurisdictions, our effective tax rate for the fiscal year 2003 significantly exceeds the United States statutory rate.

We recorded deferred foreign tax liabilities of $4.7 million relating to Australian and Malaysian taxes after reassessing certain tax planning strategies in conjunction with the reorganization of our foreign subsidiaries undertaken in fiscal year 2003. This deferred tax expense has no cash effect on us.

RESULTS OF OPERATIONS

Fiscal Year 2002 Versus Fiscal Year 2001

An analysis of contract revenues by rig for fiscal years 2002 and 2001 is as follows:

	CONTRACT REVENUES (In millions)		
	Fiscal 2002	Fiscal 2001	Variance
ATWOOD HUNTER	**$ 27.4**	$ 15.8	$ 11.6
VICKSBURG	**22.5**	12.7	9.8
ATWOOD SOUTHERN CROSS	**19.3**	17.9	1.4
SEAHAWK	**22.3**	23.4	(1.1)
RICHMOND	**7.1**	11.3	(4.2)
GOODWYN 'A'/NORTH RANKIN 'A'	**1.9**	6.1	(4.2)
ATWOOD EAGLE	**15.2**	19.9	(4.7)
ATWOOD FALCON	**33.5**	40.4	(6.9)
	$149.2	$147.5	$ 1.7

The ATWOOD HUNTER worked continuously in Egypt during fiscal year 2002 at dayrates ranging from $90,000 to $110,000, compared to being idle for upgrade during a significant portion of fiscal year 2001, which accounts for its increase in revenue. In April/May 2001, the VICKSBURG was relocated from India to Southeast Asia, and after its relocation, received higher dayrates than those received while in India, which accounts for its increase in revenue. The ATWOOD SOUTHERN CROSS had an average per day revenue of approximately $53,000 in fiscal year 2002 compared to approximately $49,000 in fiscal year 2001. In February 2000, the SEAHAWK commenced its four-year contract extension in Malaysia, with its dayrate ranging from a high of $50,000 to a low of $30,000 depending upon the price of oil. The rig was at the top of this dayrate range in fiscal year 2002 and fiscal year 2001. RICHMOND revenues declined in fiscal year 2002 compared to fiscal year 2001 due to 78 days of idle time incurred during the year for certain repairs and inspections and to a decline in dayrate levels in the Gulf of Mexico. At the end of fiscal year

2001, an indefinite planned break in drilling activities was instigated on the GOODWYN 'A'/NORTH RANKIN 'A' platform rigs, which accounts for the decline in revenues from these units in fiscal year 2002. The decline in revenues for the ATWOOD EAGLE was due to the rig undergoing upgrades in a shipyard in Greece from April 2002 to November 2002. In May 2002, the ATWOOD FALCON was relocated from the Philippines to Malaysia following the completion of a long-term contract. The rig's effective dayrate in the Philippines was over $100,000 compared to $70,000 in Malaysia, which accounts for the decline in revenues.

Contract drilling costs during fiscal year 2002 increased 7% primarily due to the ATWOOD HUNTER returning to work following its upgrade and to higher operating costs associated with the VICKSBURG, RICHMOND, ATWOOD FALCON, SEAHAWK and ATWOOD SOUTHERN CROSS. An analysis of contract drilling costs by rig for fiscal year 2002 and 2001 is as follows:

	CONTRACT DRILLING COSTS (In millions)		
	Fiscal 2002	Fiscal 2001	Variance
ATWOOD HUNTER	**$13.4**	$ 8.1	$ 5.3
VICKSBURG	**9.5**	7.4	2.1
RICHMOND	**9.3**	7.6	1.7
ATWOOD FALCON	**10.2**	8.6	1.6
SEAHAWK	**9.2**	7.8	1.4
ATWOOD SOUTHERN CROSS	**11.1**	10.3	0.8
ATWOOD EAGLE	**9.0**	11.9	(2.9)
GOODWYN 'A'/NORTH RANKIN 'A'	**2.1**	5.7	(3.6)
OTHER	**1.3**	2.6	(1.3)
	$75.1	$70.0	$ 5.1

During the period that the ATWOOD HUNTER was in a shipyard in the United States for upgrades and its subsequent relocation to Egypt (April 2001 through November 2001), no drilling costs were incurred. Higher drilling costs for the VICKSBURG were due to operating costs being higher in Southeast Asia than in India. During fiscal year 2002, the RICHMOND incurred higher repairs and maintenance costs. The increase in operating costs for the ATWOOD FALCON is primarily due to additional costs incurred on relocating the rig from the Philippines to Malaysia. The decline in costs for the ATWOOD EAGLE was due to the rig being in a shipyard during the last few months of fiscal year 2002 for upgrade, whereby no drilling costs were incurred. Drilling costs on the GOODWYN 'A'/NORTH RANKIN 'A' platforms declined due to the planned break in drilling activities.

An analysis of depreciation expense by rig is as follows:

	DEPRECIATION EXPENSE (In millions)		
	Fiscal 2002	Fiscal 2001	Variance
ATWOOD HUNTER	**$ 4.2**	$1.5	$ 2.7
RICHMOND	**1.6**	1.5	0.1
ATWOOD SOUTHERN CROSS	**3.9**	3.9	0.0
ATWOOD FALCON	**2.7**	2.7	0.0
VICKSBURG	**2.3**	2.6	(0.3)
ATWOOD EAGLE	**2.2**	3.6	(1.4)
SEAHAWK	**4.8**	6.9	(2.1)
OTHER	**2.2**	2.9	(0.7)
	$23.9	$25.6	$(1.7)

The reduced depreciation on the ATWOOD HUNTER in fiscal year 2001 and the ATWOOD EAGLE in fiscal year 2002 was due to the policy of not recognizing depreciation expense during the period a rig is out of service for a significant upgrade. The decrease in depreciation expense for the SEAHAWK was due to the rig's 1992 upgrade costs becoming fully depreciated, thereby leaving only $11 million of its 2000 upgrade cost of approximately $22 million to be depreciated over a remaining period of approximately three years.

General and administrative expenses increased 9% in both fiscal year 2002 and 2001, primarily due to higher travel, communication, and other personnel related costs. Our effective tax rate was 27% in fiscal year 2002 compared to 33% in fiscal year 2001. The effective tax rate in fiscal year 2002 was reduced by a $2.3 million foreign income tax credit benefit generated in September 2002. The 44% decline in net interest expense was primarily due to a $1.8 million increase in capitalized interest. Investment income in fiscal year 2002 declined 78% due to us having less funds to invest due to its capital expenditure requirements.

LIQUIDITY AND CAPITAL RESOURCES

Since 1997, we have expended approximately $340 million on our upgrade program and approximately $120 million on constructing the ATWOOD BEACON. With the completion of our upgrade program and construction of the ATWOOD BEACON during fiscal year 2003, we have no significant capital commitments at September 30, 2003.

We have funded our equipment upgrade and construction programs through a combination of internally generated funds and funds borrowed under credit facilities. At September 30, 2002, we had a $175 million credit facility with a bank group under which $115 million had been borrowed. Subsequent to September 31, 2002, an additional $57.5 million was borrowed under this facility to bring the outstanding balance at March 31, 2003 to $172.5 million. On April 1, 2003, we executed a $225 million senior secured credit facility with a new bank group and borrowed $190 million of which $172.5 million was utilized to repay and terminate the $175 million credit facility. In June 2003, the borrowing capacity under the current credit facility was increased to $250 million, with an outstanding balance of $205 million as of September 30, 2003. This credit facility consists of a $150 million term loan facility (requiring quarterly payments of $6 million during fiscal year 2004) and a $100 million revolving loan facility (maturing in March 2008). In November 2003, the credit facility was amended to redefine the calculation of the allowed ratio of outstanding debt to earnings, before interest, income taxes and depreciation and to increase the allowed ratio limits for the first three quarters of fiscal year 2004. On an as-amended basis, we are in compliance with all financial covenants at September 30, 2003.

Primarily from utilizing $90 million in net proceeds borrowed under our credit facilities, in fiscal year 2003 capital expenditures totaling approximately $102 million were invested as follows:

- approximately $25 million in completing the upgrade of the ATWOOD EAGLE,
- approximately $64 million in completing the construction of the ATWOOD BEACON and
- approximately $13 million in other capital projects

The SEASCOUT, a semisubmersible hull planned for a future conversion and upgrade to a semisubmersible tender assist vessel, continues to be cold-stacked. The cost to convert and upgrade the SEASCOUT could range from $50 million to $70 million. There are no current capital commitments on the SEASCOUT, with a conversion and upgrade not to be undertaken until an acceptable contract opportunity has been secured and adequate financing is in place. We continue to periodically review and adjust our planned capital expenditures and financing of such expenditures in light of current market conditions.

Our portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, we have not encountered significant difficulty in collecting receivables and typically do not require collateral for our receivables. We have no allowance for doubtful accounts at September 30, 2003.

COMMITMENTS (In Thousands)

The following table summarizes our obligations and commitments at September 30, 2003:

	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008
Long-Term Debt ...	$24,000	$36,000	$36,000	$36,000	$73,000
Operating Leases ..	588	628	647	647	54
	$24,588	$36,628	$36,647	$36,647	$73,054

CRITICAL ACCOUNTING POLICIES

Significant accounting policies are included in Note 2 to our consolidated financial statements for the year ended September 30, 2003. These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our most critical accounting policies are those related to property and equipment, impairment of assets and income taxes.

At September 30, 2003, the carrying value of our property and equipment totaled $443.1 million, which represents 85% of total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the capitalized costs, useful lives and salvage values of our rigs and vessels. We evaluate the carrying value of our property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective.

The estimates, assumptions and judgments used by management in the application of our property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as United States federal and state tax laws. At September 30, 2003, we have a $20.7 million net deferred income tax liability, with a current United States federal income tax receivable of approximately $3.3 million. These balances reflect the application of our income tax accounting policies in accordance with statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On May 31, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statements of financial position. SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect the adoption of SFAS 150 to have a material impact on it financial statements or results of operations.

DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

All of the $205 million of long-term debt outstanding at September 30, 2003, is floating rate debt. As a result, our annual interest costs in fiscal year 2004 will fluctuate based on interest rate changes. Because the interest rate on our long-term debt is a floating rate, the fair value of our long-term debt approximates carrying value as of September 30, 2003. The impact on annual cash flow of a 10% change in the floating rate (approximately 40 basis points) would be approximately $0.8 million. We do not have any open derivative contracts relating to our floating rate debt at September 30, 2003.

Foreign Currency Risk

Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2003 amounts, a decrease of 10% in the foreign currency value relative to the United States dollar from the year-end exchange rates would not result in a material foreign currency transaction loss. Thus, we consider our current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. We do not have any open derivative contracts relating to foreign currencies at September 30, 2003.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Atwood Oceanics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and its subsidiaries (the "Company") as of September 30, 2003 and September 30, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of the Company for the year ended September 30, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those consolidated financial statements in their report dated November 19, 2001.

PricewaterhouseCoopers LLP

Houston, Texas
December 29, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP:

To the Board of Directors of Atwood Oceanics, Inc.:

We have audited the accompanying consolidated balance sheets of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
November 19, 2001

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands)	September 30, 2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 21,551**	$27,655
Accounts receivable	**30,864**	25,054
Income tax receivable	**3,278**	3,830
Inventories of materials and supplies, at lower of average cost or market	**12,583**	9,134
Deferred tax assets	**550**	223
Prepaid expenses and other	**7,186**	8,121
Total Current Assets	**76,012**	74,017
NET PROPERTY AND EQUIPMENT	**443,102**	368,397
DEFERRED COSTS AND OTHER ASSETS	**3,560**	2,824
	$522,674	$445,238
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	**$ 24,000**	$ 5,023
Accounts payable	**10,403**	6,292
Accrued liabilities	**8,851**	13,809
Deferred credits	**6,695**	5,158
Total Current Liabilities	**49,949**	30,282
LONG-TERM DEBT, net of current maturities	**181,000**	115,000
OTHER LONG-TERM LIABILITIES:		
Deferred income taxes	**21,217**	15,545
Deferred credits and other	**7,041**	8,278
	28,258	23,823
COMMITMENTS AND CONTINGENCIES (NOTE 10)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; 1,000,000 shares authorized, none outstanding	**—**	—
Common stock, $1 par value; 20,000,000 shares authorized with 13,851,000 and 13,845,000 issued and outstanding at September 30, 2003 and 2002, respectively	**13,851**	13,845
Paid-in capital	**57,404**	57,274
Retained earnings	**192,212**	205,014
Total Shareholders' Equity	**263,467**	276,133
	$522,674	$445,238

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Years Ended September 30, 2003	2002	2001
REVENUES:			
Contract drilling	**$144,765**	$149,157	$147,541
COSTS AND EXPENSES:			
Contract drilling	**98,500**	75,088	70,014
Depreciation	**25,758**	23,882	25,579
General and administrative	**14,015**	10,080	9,250
	138,273	109,050	104,843
OPERATING INCOME	**6,492**	40,107	42,698
OTHER INCOME (EXPENSE):			
Interest expense, net of capitalized interest	**(5,014)**	(1,658)	(2,939)
Investment income	**158**	328	1,362
	(4,856)	(1,330)	(1,577)
INCOME BEFORE INCOME TAXES	**1,636**	38,777	41,121
PROVISION FOR INCOME TAXES	**14,438**	10,492	13,775
NET INCOME (LOSS)	**$ (12,802)**	$ 28,285	$ 27,346
EARNINGS (LOSS) PER COMMON SHARE:			
Basic	**$ (.92)**	$ 2.04	$ 1.98
Diluted	**(.92)**	2.02	1.96
AVERAGE COMMON SHARES OUTSTANDING:			
Basic	**13,846**	13,839	13,828
Diluted	**13,846**	13,994	13,978

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	2003	2002	2001
	For Years Ended September 30,		
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ (12,802)**	$ 28,285	$ 27,346
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**25,758**	23,882	25,579
Amortization of debt issuance costs	**2,101**	358	293
Amortization of deferred items	**185**	77	107
Deferred federal income tax provision	**5,350**	2,500	3,298
Gain on sale of assets	**(421)**	—	—
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(5,200)**	(8,930)	11,651
(Increase) decrease in inventory	**(3,449)**	(23)	433
Increase in deferred costs and other assets	**(94)**	(6,275)	(994)
Increase in accounts payable	**4,780**	759	1,090
Increase (decrease) in accrued liabilities	**(4,958)**	600	1,011
Increase (decrease) in deferred credits and other liabilities	**4,051**	6,615	(391)
Net mobilization fees and credits	**(1,062)**	(1,177)	(8,806)
Other increases (decreases)	**(565)**	(3,229)	1,739
	26,476	15,157	35,010
Net Cash Provided by Operating Activities	**13,674**	43,442	62,356
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures	**(101,819)**	(89,416)	(107,778)
Non-cash portion of capital expenditures	—	1,269	1,079
Maturities of Treasury notes	—	—	22,600
Proceeds from sale of assets	**1,131**	—	429
Other	**(23)**	92	51
Net Cash Used by Investing Activities	**(100,711)**	(88,055)	(83,619)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from exercises of stock options	**78**	181	153
Debt issuance costs paid	**(4,122)**	(557)	(9)
Proceeds from credit facilities	**264,500**	60,000	20,000
Proceeds from short-term note payable	—	6,154	—
Principal payments on debt	**(179,523)**	(6,131)	(6,000)
Net Cash Provided by Financing Activities	**80,933**	59,647	14,144
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ (6,104)**	15,034	(7,119)
CASH AND CASH EQUIVALENTS, at beginning of period	**$ 27,655**	12,621	19,740
CASH AND CASH EQUIVALENTS, at end of period	**$ 21,551**	$ 27,655	$ 12,621
Supplemental disclosure of cash flow information:			
Cash paid during the year for domestic and foreign income taxes	**$ 7,914**	$ 10,589	$ 9,054
Cash paid during the year for interest, net of amounts capitalized	**$ 4,003**	$ 1,704	$ 3,299

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)	Comprehensive Income	Common Stock Shares	Common Stock Amount	Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
September 30, 2000	$ 23,135	13,823	$13,823	$55,151	$(152)	$149,383	$218,205
Net income	$ 27,346	—	—	—	—	27,346	27,346
Unrealized holding gain on available-for-sale securities, net of tax of $36	66	—	—	—	66	—	66
Reclassification adjustment for losses realized in net income, net of tax of $46	86	—	—	—	86	—	86
Exercise of employee stock options	—	9	9	144	—	—	153
Tax benefit from exercises of employee stock options	—	—	—	1,780	—	—	1,780
September 30, 2001	$ 27,498	13,832	13,832	57,075	—	176,729	247,636
Net income	$ 28,285	—	—	—	—	28,285	28,285
Exercise of employee stock options	—	13	13	168	—	—	181
Tax benefit from exercise of employee stock options	—	—	—	31	—	—	31
September 30, 2002	$ 28,285	13,845	13,845	57,274	—	205,014	276,133
Net loss	$(12,802)	—	—	—	—	(12,802)	(12,802)
Exercise of employee stock options	—	6	6	72	—	—	78
Tax benefit from exercise of employee stock options	—	—	—	58	—	—	58
September 30, 2003	$(12,802)	13,851	$13,851	$57,404	$—	$192,212	$263,467

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

Atwood Oceanics, Inc., together with its wholly owned subsidiaries (collectively referred to herein as "we", "our" or the "Company"), is engaged in the business of offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services principally in international locations. Presently, we own and operate a modern fleet of eight mobile offshore drilling units and are involved in maintenance of two operator-owned platform drilling units in Northwest Australia for future drilling programs. In December 2000, we purchased a semisubmersible unit for a future conversion to a tender assist vessel once an acceptable contract opportunity is secured (see Note 3). Currently, we are involved in active operations in the territorial waters of Australia, Malaysia, Egypt, India, Angola and the United States.

Demand for drilling equipment is dependent on the exploration and development programs of oil and gas companies, which is in turn influenced by the financial conditions of such companies, by general economic conditions, by prices of oil and gas, and from time to time, by political considerations and policies and other factors. Since most of our operations are foreign, such operations are subject to higher risks associated with possible disruptions due to terrorism. Our business operations are subject to the risks associated with a business having a limited number of customers for which it can operate at any given time. A decrease in the drilling programs of customers in the areas where we are employed may adversely affect our revenues. The contracts under which we operate our drilling rigs are obtained either through individual negotiations with the customer or by submitting proposals in competition with the other drilling contractors and vary in their terms and conditions. We compete with several other drilling contractors, most of which are substantially larger and possess appreciably greater financial and other resources. Price competition is generally the most important factor in the drilling industry, but the technical capability of specialized drilling equipment and personnel at the time and place required by customers are also important. Other competitive factors include:

- work force experience,
- rig suitability,
- efficiency,
- condition of equipment,
- reputation,
- safety and environmental performance, and
- customer relations.

We believe that we compete favorably with respect to these factors.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation —

The consolidated financial statements include the accounts of Atwood Oceanics, Inc. and all of its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign exchange —

The United States dollar is the functional currency for all areas of our operations. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to United States dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in the consolidated statements of operations. We recorded foreign exchange losses of $.9 million and $.4 million in fiscal years 2003 and 2001 and a foreign exchange gain of $.1 million in fiscal year 2002.

Property and equipment —

Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal 2003, 2002 and 2001 was $3.3 million, $2.3 million and $.5 million, respectively.

Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:

	Years
Drilling vessels and related equipment	5-22
Drill pipe	3
Furniture and other	3-10

Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the Consolidated Statements of Operations for the applicable period.

Impairment of Property and equipment —

We periodically evaluate our property and equipment to determine that their net carrying value is not in excess of their net realizable value. These evaluations are performed when our Company has sustained significant declines in utilization and dayrates and recovery is not contemplated in the near future. We consider a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining net realizable value. Assets are written down to their fair value if it is below its net carrying value.

Deferred drydocking costs —

We defer the costs of scheduled drydocking and charge such costs to expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2003 and 2002, deferred drydocking costs totaling $0.4 million and $0.3 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

Income taxes —

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws in each respective jurisdiction. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Revenue recognition —

We account for drilling and management contract revenue in accordance with the term of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily basis.

Deferred mobilization revenues and costs —

We defer the mobilization revenues and costs relating to moving a drilling rig to a new area and amortize such revenues and costs on a straight-line basis over the life of the applicable drilling contract. Contract revenues and drilling costs are reported in the Statements of Operations at their gross amounts.

At September 30, 2003 and 2002, deferred mobilization revenues totaled $3.3 million and

$10.4 million, respectively, and deferred mobilization costs totaled $0.9 million and $2.7 million, respectively. Deferred mobilization revenues and deferred mobilization costs are classified as current or long-term in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

Cash and cash equivalents —

Cash and cash equivalents consist of cash in banks and highly liquid debt instruments, which mature within three months of the date of purchase.

Earnings per common share —

Basic and diluted earnings per share have been computed in accordance with SFAS No. 128, "Earnings per Share" (EPS). "Basic" EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. "Diluted" EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options.

The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three years is as follows (in thousands, except per share amounts):

	Net Income	Shares	Per Share Amount
Fiscal 2003:			
Basic earnings per share	$(12,802)	13,846	$ (.92)
Effect of dilutive securities — Stock options	—	—	—
Diluted earnings per share	$(12,802)	13,846	$ (.92)
Fiscal 2002:			
Basic earnings per share	$ 28,285	13,839	$ 2.04
Effect of dilutive securities — Stock options	—	155	(.02)
Diluted earnings per share	$ 28,285	13,994	$ 2.02
Fiscal 2001:			
Basic earnings per share	$ 27,346	13,828	$ 1.98
Effect of dilutive securities — Stock options	—	150	(0.02)
Diluted earnings per share	$ 27,346	13,978	$ 1.96

The calculation of diluted earnings per share for the year ended September 30, 2003 excludes consideration of potential common shares related to all outstanding stock options (see Note 6) because such options were antidilutive. These options could potentially dilute basic EPS in the future.

Stock-Based compensation —

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require pertinent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not intend to adopt the fair value based method of stock-based compensation but will continue to apply the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation costs have been recognized in net income from the granting of options pursuant to its stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 6 for additional information related to our stock incentive plans.

Had compensation costs been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

	FISCAL 2003	FISCAL 2002	FISCAL 2001
Net (loss) income, as reported	**$(12,802)**	$ 28,285	$ 27,346
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	**(2,150)**	(1,696)	(1,265)
Pro forma net income	**$(14,952)**	$ 26,589	$ 26,081
Earnings per share:			
Basic — as reported	**$ (.92)**	$ 2.04	$ 1.98
Basic — pro forma	**$ (1.08)**	$ 1.92	$ 1.89
Diluted — as reported	**$ (.92)**	$ 2.02	$ 1.96
Diluted — pro forma	**$ (1.08)**	$ 1.90	$ 1.87

The fair value of grants made in fiscal years 2003, 2002 and 2001 were estimated on the date of grant using the Black-Scholes Option Pricing model with the following weighted-average assumptions:

	FISCAL 2003	FISCAL 2002	FISCAL 2001
Risk-Free Interest Rate	**3.58%**	3.58%	5.10%
Expected Volatility	**50.00%**	46.95%	51.61%
Expected Life (Years)	**6**	6-7	5
Dividend Yield	**None**	None	None

USE OF ESTIMATES —

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS —

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation.

NOTE 3 — PROPERTY AND EQUIPMENT

A summary of property and equipment by classification is as follows (in thousands):

	September 30,	
	2003	2002
Drilling vessels and related equipment		
Cost	**$ 618,943**	$ 540,682
Accumulated depreciation	**(181,924)**	(176,518)
Net book value	**437,419**	364,164
Drill pipe		
Cost	**10,224**	7,685
Accumulated depreciation	**(6,010)**	(6,388)
Net book value	**4,214**	1,297
Furniture and other		
Cost	**9,072**	9,156
Accumulated depreciation	**(7,203)**	(6,220)
Net book value	**1,869**	2,936
NET PROPERTY AND EQUIPMENT	**$ 443,102**	$ 368,397

ATWOOD HUNTER —

In 1997, the ATWOOD HUNTER was initially upgraded to extend its water-depth drilling capabilities to 3,600 feet at an aggregate cost of approximately $40 million. From June 2001 to November 2001, the ATWOOD HUNTER was in a shipyard in the United States undergoing another upgrade which included among other improvements, the extension of its water-depth drilling capacity to 5,000 feet for certain environmental conditions, new 120 bed living quarters, a new high capacity crane and the enhancement of its completion and sub-sea tree handling capabilities. The aggregate cost of this upgrade and improvements was approximately $58 million.

ATWOOD EAGLE —

In January 2000, the water depth drilling capability of the ATWOOD EAGLE was increased from 2,500 feet to 3,300 feet at a cost of approximately $8 million. From April 2002 to late November 2002, the ATWOOD EAGLE was in a shipyard in Greece undergoing another upgrade which included, among other improvements, the extension of its water-depth drilling capacity to 5,000 feet, new 120 bed living quarters, two new high capacity cranes and the enhancement of its completion and sub-sea tree handling capabilities. The aggregate cost of this upgrade and improvements was approximately $90 million.

RICHMOND —

During August and September 2000, the RICHMOND was upgraded and refurbished at an aggregate cost of approximately $7 million. The upgrade included, among other improvements, the installation of suction piles and the refurbishment of its living quarters.

ATWOOD FALCON —

The ATWOOD FALCON was upgraded in 1998 at a cost of approximately $45 million.

SEAHAWK —

In January 2000, the SEAHAWK commenced drilling under its four-year contract extension in Malaysia following completion of its approximately $22 million upgrade. Pursuant to the contract, approximately $20 million in upgrade reimbursement payments were received which were recorded to Deferred Credits. These upgrade reimbursement payments, are being amortized into revenue over the four-year contract extension period, with an unamortized balance of $1.3 million at September 30, 2003.

VICKSBURG —

In 1998, the VICKSBURG was refurbished and upgraded at a cost of approximately $35 million. In October 2002, the rig commenced a two-year contract in Malaysia. The contract required that we purchase approximately $2 million in additional equipment which was capitalized and expend approximately $1.5 million for inspections and repairs which was recorded to Deferred Credits. Pursuant to the contract,

$3.6 million in reimbursement payments and $400,000 in mobilization payments were received and recorded to Deferred Credits. All of these amounts recorded to Deferred Credits are being amortized into revenue and costs over the anticipated two-year term of the VICKSBURG current contract.

ATWOOD SOUTHERN CROSS —

In 1997, the ATWOOD SOUTHERN CROSS was refurbished and upgraded to achieve 2,000 feet water-depth drilling capabilities at an aggregate cost of approximately $35 million.

ATWOOD BEACON —

In July 2001, we entered into a vessel construction agreement to construct an ultra-premium jack-up drilling unit in Singapore. The construction and commission of the drilling unit was completed in July 2003 at a total cost, including owner furnished equipment and capitalized interest, of approximately $120 million and subsequently was placed into service in August 2003.

SEASCOUT —

On December 5, 2000, we purchased the semisubmersible unit SEASCOUT for $4.5 million. We purchased this unit for conversion and upgrade to a semisubmersible tender assist vessel. The conversion and upgrade will not be undertaken until an acceptable contract opportunity has been secured. The rig is currently cold stacked while awaiting an opportunity for an acceptable contract.

RIG-200 —

During fiscal year 2002, RIG-200 (a platform rig built in 1995 and owned 50% by us and 50% by Helmerich & Payne International Drilling Co. which currently owns approximately 21% of our outstanding common stock) was retired. The rig had not worked since June 1999. In May 2003, we sold our 50% interest in the dismantled RIG-200 to Helmerich & Payne International Drilling Co. at its net book value of $500,000.

NOTE 4 — DEBT

LONG-TERM DEBT —

A summary of long-term debt is as follows (in thousands):

	September 30,	
	2003	2002
Credit facility, bearing interest (market adjustable) at approximately 4.00% per annum at September 30, 2003	**$205,000**	$115,000
Less — current maturities	**24,000**	—
	$181,000	$115,000

At September 30, 2002, we had a $175 million credit facility with a bank group under which $115 million had been borrowed. Subsequent to September 30, 2002, an additional $57.5 million was borrowed under this facility to bring the outstanding balance at March 31, 2003 to $172.5 million. On April 1, 2003, we executed a $225 million Senior Secured Credit Facility (the Credit Facility) with four industry banks to refinance the existing indebtedness and to provide for on-going working capital and general corporate needs. In June 2003, the Credit Facility was increased to $250 million with five additional banks joining the syndication group. The Credit Facility consists of a 5-year $150 million amortizing Term Loan Facility and a 5-year $100 million non-amortizing Revolving Loan Facility. The Term Loan Facility requires quarterly payments of $6 million commencing on December 31, 2003, increasing to quarterly payments of $9 million commencing on December 31, 2004 until maturity on April 1, 2008. The Credit Facility permits prepayment of principal at any time without incurring a penalty. The collateral at September 30, 2003 for the Credit Facility consists primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2003 totaling approximately $430 million). We are not required to maintain compensating balances; however, we are required to pay a fee of approximately .80% per annum on the unused portion of the revolving loan facility and certain other administrative costs. The Credit Facility contains financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying cash dividends or repurchasing any of our outstanding common stock and incurring any additional indebtedness in excess of $3 million. In November 2003, the Credit Facility was amended, effective as of September 30, 2003, to redefine the calculation of the ratio of outstanding debt to earnings, before interest, income taxes and depreciation. The amendment also increased the permitted ratio levels from 5.75 to 6.25 at December 31, 2003, reducing to 5.50 at March 31 and June 30, 2004, 4.00 at September 30, 2004 and 3.00 thereafter. On an as amended basis, we are in compliance with all financial covenants at September 30, 2003. Aside from the financial covenants, no other provisions exist in the credit facility that could result in acceleration of the April 1, 2008 maturity date.

The Credit Facility also supports issuance, when required, of standby letters of guarantee. At September 30, 2003, standby letters of guarantee in the aggregate amount of approximately $600,000 were outstanding.

The maturities of long-term debt are as follows (in thousands):

Fiscal Year	Amount
2004	$ 24,000
2005	36,000
2006	36,000
2007	36,000
2008	73,000
	$205,000

NOTE 5 — INCOME TAXES

Domestic and foreign income before income taxes for the three-year period ended September 30, 2003 is as follows (in thousands):

	FISCAL 2003	FISCAL 2002	FISCAL 2001
Domestic income (loss)	**$ (5,112)**	$ 5,076	$20,414
Foreign income	**6,748**	33,701	20,707
	$ 1,636	$38,777	$41,121

The provision for domestic and foreign taxes on income consists of the following (in thousands):

	FISCAL 2003	FISCAL 2002	FISCAL 2001
Current domestic provision (benefit)	**$ 361**	$ (3,025)	$ 2,502
Deferred domestic provision	**700**	2,500	3,298
Current foreign provision	**8,727**	11,017	7,975
Deferred foreign provision	**4,650**	—	—
	$14,438	$10,492	$13,775

Virtually all of our tax provision for fiscal year 2003 relates to taxes in foreign jurisdictions. Due to the operating loss in the United States, in addition to operating losses in certain nontaxable foreign jurisdictions, our effective tax rate for the fiscal year 2003 significantly exceeds the United States statutory rate.

We recorded deferred foreign tax liabilities of $4.7 million relating to Australian and Malaysian taxes after reassessing certain tax planning strategies in conjunction with the reorganization of our foreign subsidiaries undertaken in fiscal year 2003. This deferred tax expense has no cash effect on us.

The components of the deferred income tax assets (liabilities) as of September 30, 2003 and 2002 are as follows (in thousands):

	September 30, 2003	September 30, 2002
Deferred tax assets —		
Net operating loss carryforwards	**$ 5,368**	$ 359
Tax credit carryforwards	**1,590**	2,227
Book accruals	**550**	106
	7,508	2,692
Deferred tax liabilities —		
Difference in book and tax basis of equipment	**(27,235)**	(15,545)
Net deferred tax assets (liabilities) before valuation allowance	**(19,727)**	(12,853)
Valuation allowance	**(940)**	(2,469)
	$(20,667)	$(15,322)
Net current deferred tax assets	**$ 550**	$ 223
Net noncurrent deferred tax liabilities	**(21,217)**	(15,545)
	$(20,667)	$(15,322)

All of the $5.4 million of Australian net operating loss carryforwards and $0.7 million of the $1.6 million of United States tax credit carryforwards do not expire. Management estimates these tax attributes will be utilized to offset tax obligations in future periods. However, $0.9 million of the United States tax credit carryforwards expire in 2008, and management estimates these credits will not be available to reduce future tax obligations. Thus, a $0.9 million valuation allowance is recorded as of September 30, 2003. An analysis of the change in the valuation allowance during the current fiscal year is as follows (in thousands):

Valuation allowance as of September 30, 2002	**$2,469**
Expiration of net operating loss carryforwards	**(242)**
Utilization of foreign tax credit carryforwards	**(1,287)**
Valuation allowance as of September 30, 2003	**$ 940**

We do not provide federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $17 million at September 30, 2003. It is not practicable to estimate the amount of any deferred tax liability associated with the undistributed earnings. If these earnings were to be remitted to us, any United States income taxes payable would be substantially reduced by foreign tax credits generated by the repatriation of the earnings. Such foreign tax credits totaled approximately $7 million at September 30, 2003.

The differences between the statutory and the effective income tax rate are as follows:

	FISCAL 2003	FISCAL 2002	FISCAL 2001
Statutory income tax rate	**35%**	35%	35%
Impact of foreign reorganization	**361**	—	—
Increase (decrease) in tax rate resulting from —			
Foreign tax rate differentials, net of foreign tax credit utilization	**487**	(8)	(2)
Effective income tax rate	**883%**	27%	33%

NOTE 6 — CAPITAL STOCK

PREFERRED STOCK —

In 1975, 1,000,000 shares of preferred stock with no par value were authorized. No shares have been issued.

STOCK INCENTIVE PLANS —

We have a stock incentive plan ("2001 Plan") whereby 1,000,000 shares of common stock may be granted to officers, board members and key employees through December 5, 2011. At September 30, 2003 options to purchase 179,500 shares were outstanding under this Plan. We also have options outstanding to purchase 588,775 shares under a 1996 Plan and 56,800 shares under a 1990 Plan; however, under the 1996 and 1990 Plans, no additional shares are reserved for grant. Under all plans, the exercise price of each option equals the market price of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest over a period from the end of the first to the fourth year from the date of grant under the 2001 Plan and from the end of the second to the fifth year from the date of grant under the 1996 and 1990 Plans. Each option is for the purchase of one share of our common stock. The stock incentive plans also provide for other types of awards, including but not limited to, restricted stock awards. To date, no awards other than options have been granted under the plans. All stock incentive plans currently in effect have been approved by the shareholders of our outstanding common stock.

A summary of the status of our Plans as of September 30, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

	Fiscal 2003		Fiscal 2002		Fiscal 2001	
	Number of Options	**Weighted-Average Exercise Price**	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of Year	**825,075**	**$31.27**	672,675	$30.93	423,700	$29.82
Granted	**20,000**	**28.69**	171,500	31.46	274,500	32.26
Exercised	**(6,000)**	**13.10**	(13,100)	13.83	(9,400)	16.36
Forfeited	**(15,500)**	**26.78**	(6,000)	39.73	(16,125)	32.83
Expired	**—**	**—**	—	—	—	
Outstanding at end of year	**823,575**	**$31.37**	825,075	$31.27	672,675	$30.93
Exercisable at end of year	**431,325**	**$30.32**	272,225	$28.30	189,450	$25.85
Available for grant at end of Year	**881,125**		885,625		41,125	
Weighted-average fair value of options granted during the year	**$ 14.70**		$ 15.67		$ 22.14	

The following table summarizes information about stock options outstanding at September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 6.56 to 6.69	9,750	1.1 years	$ 6.60	9,750	$ 6.60
16.63 to 18.97	126,550	4.0 years	17.62	126,550	17.62
27.82 to 28.00	73,000	4.3 years	27.91	63,000	28.00
30.06 to 37.75	513,000	7.8 years	32.39	148,250	33.24
42.71 to 52.06	101,275	4.9 years	48.46	83,775	49.02
6.56 to 52.06	823,575	6.5 years	$31.37	431,325	$30.31

RIGHTS AGREEMENT —

In September 2002, we authorized and declared a dividend of one Right for each outstanding share of common stock as of November 5, 2002, subject to lender approval and consent, which was obtained. One Right will also be associated with each share of common stock that becomes outstanding after November 5, 2002 but before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as defined in Rights Agreement effective October 18, 2002, which governs the Rights). The Rights are not exercisable until a person or group of affiliated or associated persons begin to acquire or acquires beneficial ownership of 15 percent or more of our outstanding common stock. This provision does not apply to shareholders already holding 15 percent or more of our outstanding common stock as of November 5, 2002 until they acquire an additional 5 percent. When exercisable, each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, no par value, at a price of $150 per one one-thousandth of a preferred share, subject to adjustment. The Rights will expire on November 5, 2012. At September 30, 2003, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 7 — RETIREMENT PLAN

We have a contributory retirement plan (the "Plan") under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $40,000. Participants must contribute from 1 to 5 percent of their earnings as a required contribution ("the basic contribution"). We make contributions to the Plan equal to twice the basic contributions. After six consecutive months of service, an employee can elect to become a participant in the Plan. Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plan. If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our contribution requirements. In fiscal year 2003, no forfeitures were utilized to reduce our cash contribution requirements; while in fiscal year 2002, $200,000 of forfeitures were utilized to reduce our cash contribution requirements. In fiscal years 2003 and 2002, actual cash contributions totaled approximately $2.5 million and $2.2 million, respectively. As of September 30, 2003, there are approximately $157,000 of contribution forfeitures, which can be utilized to reduce our future cash contribution requirements.

NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments. Since the Credit Facility (as described in Note 4) has a market adjustable interest rate, the carrying value approximated fair value as of September 30, 2003. As of September 30, 2002, the carrying value of our debt approximated its fair value due to the market adjustable interest rate of the credit facility in place at that time.

NOTE 9 — CONCENTRATION OF MARKET AND CREDIT RISK

All of our customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact our overall exposure to market and credit risks, either positively or negatively, in that our customers could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is offset by the creditworthiness of our customer base. Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables. We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis. At September 30, 2001, we had approximately $3.6 million in allowance for doubtful accounts related to two contract disputes, compared to no allowance at September 30, 2003 and 2002. During fiscal year 2002, the entire $3.6 million was offset against accounts receivable. However, we continue to pursue collection of one contract dispute of approximately $2.1 million.

Revenues from significant customers are as follows (in thousands):

	FISCAL 2003	FISCAL 2002	FISCAL 2001
ExxonMobil Production Malaysia, Inc.	**$47,827**	$23,417	$25,885
Esso Exploration Angola	**19,514**	—	—
Woodside Energy Ltd.	**25,324**	1,907	6,068
Shell Philippines Exploration B.V.	**—**	22,370	37,981
Burullus Gas Company	**5,541**	27,319	—
Carigali — Triton Operating Company	**—**	20,474	—
Rashid Petroleum Company	**738**	8,740	15,738

NOTE 10 — COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

We lease our Houston, Texas office space under an operating lease agreement which will expire in fiscal year 2008.

Future minimum lease payments for operating leases for the fiscal years ending September 30 are as follows (in thousands):

2004	588
2005	628
2006	647
2007	547
2008	54

Total rent expense under operating leases was approximately $567,000, $539,000 and $474,000 for fiscal years ended September 30, 2003, 2002, and 2001 respectively.

LITIGATION

We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on our financial position or results of operations.

NOTE 11 — RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On May 31, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statements of financial position. SFAS 150 is *generally effective for all* financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect the adoption of SFAS 150 to have a material impact on it financial statements or results of operations.

NOTE 12 — OPERATIONS BY GEOGRAPHIC AREAS

We are engaged in offshore contract drilling. The contract drilling operations consist of contracting our owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating income (loss) for each geographic area, other income (expense) and domestic and foreign income taxes were not considered. Total assets are those assets that we use in operations in each geographic area. General corporate assets in fiscal year 2000 were principally investments in marketable securities which were liquidated during fiscal year 2001.

A summary of revenues, operating margin and identifiable assets by geographic areas is as follows (in thousands):

	FISCAL 2003	FISCAL 2002	FISCAL 2001
CONTRACT REVENUES:			
United States	**$ 8,303**	$ 7,066	$ 27,128
Southeast Asia	**59,671**	78,330	70,472
Mediterranean Sea	**51,468**	61,854	37,815
Australia	**25,323**	1,907	6,068
India	**—**	—	6,058
	$144,765	$149,157	$147,541
OPERATING INCOME (LOSS):			
United States	**$ (4,232)**	$ (5,891)	$ 3,223
Southeast Asia	**23,163**	39,890	29,134
Mediterranean Sea	**(7,692)**	17,846	17,574
Australia	**9,268**	(1,658)	57
India	**—**	—	1,960
General and administrative expenses	**(14,015)**	(10,080)	(9,250)
	$ 6,492	$ 40,107	$ 42,698
TOTAL ASSETS:			
United States	**$ 38,336**	$ 43,548	$122,894
Southeast Asia	**245,446**	176,763	133,369
Mediterranean Sea	**122,586**	219,019	90,849
Africa	**111,179**	—	—
Australia	**3,062**	3,720	5,264
India	**—**	—	123
General corporate and other	**2,065**	2,188	1,379
	$522,674	$445,238	$353,878

NOTE 13 — QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly results for fiscal years 2003 and 2002 are as follows (in thousands, except per share amounts):

	QUARTERS ENDED			
	December 31,	March 31,	June 30,	September 30,
2003				
Revenues	$29,841	$35,073	$41,847	$ 38,004
Income (loss) before income taxes	2,374	1,428	2,207	(4,373)
Net income (loss)	950	587	(82)	(14,257)
Earnings per common share —				
Basic	.07	.04	(.01)	(1.03)
Diluted	.07	.04	(.01)	(1.03)
2002				
Revenues	$37,234	$43,740	$37,402	$ 30,781
Income before income taxes	12,387	10,715	9,174	6,501
Net income	8,158	6,830	6,132	7,165
Earnings per common share —				
Basic	.59	.49	.44	.52
Diluted	.59	.49	.44	.51

The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.

DIRECTORS

DEBORAH A. BECK (2,3,4)
Executive Vice President — Planning and Technology
Northwest Mutual Life Insurance Company
Milwaukee, Wisconsin

ROBERT W. BURGESS (2,3,4)
Financial Executive, Retired
Orleans, Massachusetts

GEORGE S. DOTSON (1,2,3,4)
Vice President
Helmerich & Payne, Inc.
President
Helmerich & Payne International Drilling Co.
Tulsa, Oklahoma

HANS HELMERICH (1, 4)
President, Chief Executive Officer
Helmerich & Payne, Inc.
Tulsa, Oklahoma

JOHN R. IRWIN (1)
President, Chief Executive Officer
Atwood Oceanics, Inc.
Houston, Texas

WILLIAM J. MORRISSEY (2,4)
Bank Executive, Retired
Elkhorn, Wisconsin

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Nominating & Corporate Governance Committee

OFFICERS

JOHN R. IRWIN
President, Chief Executive Officer

JAMES M. HOLLAND
Senior Vice President, Chief Financial Officer and Secretary

GLEN P. KELLEY
Vice President — Contracts and Administration

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 A.M. Central Standard Time on February 12, 2004 at our principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 15, 2004.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004

FORM 10-K

A copy of our Form 10-K as filed with the Securities and Exchange Commission is available free on request by writing to:
Secretary, Atwood Oceanics, Inc.
P.O. Box 218350
Houston, Texas 77218

A copy may also be read and copied at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically at *http://www.sec.gov*.

We also maintain an Internet site that contains information about us along with reports, proxy and information statements filed with the Securities and Exchange Commission at *http://www.atwd.com*. A copy of our Form 10-K may be obtained free of charge from our website.

STOCK PRICE INFORMATION —

The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 2002 or 2003, and none are anticipated in the foreseeable future. As of December 29, 2003, there were over 750 beneficial owners of the common stock of Atwood Oceanics, Inc. As of December 26, 2003, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $32.50 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.

	Fiscal 2003		**Fiscal 2002**	
Quarters Ended	Low	High	Low	High
December 31	$24.39	$32.96	$24.23	$35.99
March 31	24.45	31.10	29.81	47.14
June 30	24.81	30.30	37.50	50.32
September 30	23.06	28.20	27.49	37.72